October 27, 2022

Heather Clark or Kevin Woody

United States Securities Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: ACCO Brands Corporation

Form 10-K for the Year Ended December 31, 2021

Form 8-K furnished August 8, 2022

File No. 001-08454

Dear Ms. Clark or Mr. Woody,

This letter is in response to your comment letter dated October 26, 2022, addressed to Deborah O’Connor, our Chief Financial Officer.

In your comment letter, you asked us to respond within ten business days or advise when we will respond. We appreciate the Commission’s flexibility and we will provide the requested response on or before November 23, 2022.

Please advise the undersigned as soon as possible if there are any questions or concerns. I can be reached at 847-687-6733 or james.dudek@acco.com.

Sincerely,
/s/ James M. Dudek, Jr.
James M. Dudek, Jr.
Senior Vice President,
Chief Accounting Officer